235

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-44553

SECU[illegible]OMMISSION

03013370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paramount Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox (212) 554-4358
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramount Capital, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John Knox
Signature

Controller and Financial Oper. Principal
Title

2/24/03
Notary Public
BASIL CHRISTAKOS
Notary Public, State of New York
No. 01CH5036184
Qualified in New York County
Commission Expires November 21, ~~19~~ 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMOUNT CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paramount Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paramount Capital, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 12, 2003

PARAMOUNT CAPITAL, INC.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 846,279
Commissions and consulting fees receivable	43,648
Due from broker	541,746
Reimbursements receivable from related parties (Notes D and E)	126,110
Prepaid expenses and other assets	329,250
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,301,369 (Note B[1])	246,704
	$ 2,133,737
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 207,425
Accrued expenses and other liabilities	209,456
Deferred rent (Note E)	554,378
Total liabilities	971,259
Commitments and contingencies (Notes E and G)	
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	3,059,999
Retained earnings (deficit)	(1,897,522)
Total stockholder's equity	1,162,478
	$ 2,133,737

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Operations
Year Ended December 31, 2002

Revenues:	
Commissions and placement fees (Note D[2])	$ 2,139,864
Consulting fees (Note D[2])	561,382
Interest income	19,670
Realized loss on sale of securities	(122,534)
Other income	280,167
	2,878,549
Expenses:	
Commissions	1,253,475
Employee compensation and benefits	1,863,982
Occupancy and rentals (Note E)	247,169
Professional and consulting fees	694,079
Communication	131,625
Travel and entertainment	81,945
Regulatory fees and expenses	37,056
Depreciation and amortization	153,653
Insurance	78,276
Other operating expenses	93,425
	4,634,685
Loss before provision for deferred income tax expense	(1,756,136)
Deferred income tax expense (Note C)	(174,900)
Net loss	$ (1,931,036)

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance - January 1, 2002	100	$ 1	$ 2,459,999	$ 283,514	$ 2,743,514
Net loss				(1,931,036)	(1,931,036)
Contributions			600,000		600,000
Distributions				(250,000)	(250,000)
Balance - December 31, 2002	100	$ 1	$ 3,059,999	$ (1,897,522)	$ 1,162,478

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (1,931,036)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	153,653
Deferred income tax	174,900
Amortization of deferred rent	(97,067)
Gain on disposal of fixed asset	(25,083)
Changes in:	
Commissions and consulting fees receivable	215,968
Due from broker	9,733
Due from related parties	96,188
Prepaid expenses and other assets	(86,880)
Prepaid and refundable taxes	27,639
Commissions payable, accrued expenses and other liabilities	48,682
Net cash used in operating activities	(1,413,303)
Cash flows from investing activities:	
Acquisition of furniture, equipment and leasehold improvements	(18,975)
Proceeds from sale of fixed assets	26,499
Net cash provided by investing activities	7,524
Cash flows from financing activities:	
Capital contributions	600,000
Distributions	(250,000)
Net cash provided by financing activities	350,000
Net decrease in cash and cash equivalents	(1,055,779)
Cash and cash equivalents - January 1, 2002	1,902,058
Cash and cash equivalents - December 31, 2002	$ 846,279

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Notes to Financial Statements
December 31, 2002

NOTE A - THE COMPANY

Paramount Capital, Inc., (the "Company") is a registered broker-dealer engaged in conducting private securities offerings for issuers of corporate securities on a best efforts basis. The Company also acts as an introducing broker, whereby it introduces customer transactions to a correspondent broker on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Depreciation and amortization are provided using the straight-line method over estimated useful lives for furniture and equipment of 5 years, and the shorter of the lease term or estimated useful lives of leasehold improvements.

[2] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[3] For purposes of the statement of cash flows, the Company considers all highly liquid money market instruments with maturities of three months or less at date of purchase to be cash equivalents. At December 31, 2002, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances.

NOTE C - INCOME TAXES

The Company has elected to be taxed as an S corporation for Federal and New York State purposes. As a result of this election, the Company's income or loss is reportable on the individual tax return of its stockholder. The Company is subject to New York City corporate tax and, to a limited extent, New York State corporate tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. These differences are primarily a net operating loss carryforward and the difference between future rent and depreciation expenses for financial reporting purposes and such expenses that are deductible for income tax purposes. Due to the uncertainty of its realization, management has provided a valuation allowance for the full amount of the deferred tax asset, resulting in a provision for deferred tax expense of $174,900 for the year ended December 31, 2002.

The Company's deferred tax asset is attributable to the following components:

New York City net operating loss carryforward	$ 281,151
Deferred rent expense	18,423
Depreciation expense	24,360
Deferred tax asset	323,934
Valuation allowance	(323,934)
	$ 0

The Company's net operating loss carryover for New York City corporate tax purposes amounted to approximately $3,204,000 at December 31, 2002 of which $1,494,000 expires in 2021 and $1,710,000 in 2022.

PARAMOUNT CAPITAL, INC.

Notes to Financial Statements
December 31, 2002

NOTE D - RELATED PARTY TRANSACTIONS

[1] The Company has a month-to-month expense-sharing agreement with certain affiliated corporations, related by common ownership, whereby office, administrative and occupancy (see Note E) expenses incurred for the benefit of all parties are allocated among the entities. During the 2002 fiscal year, approximately 80% of such costs have been allocated to affiliates. Reimbursements receivable includes allocable amounts due to the Company pursuant to the expense-sharing agreement and other reimbursable expenses at December 31, 2002.

[2] Commission income includes fees earned from private placements with certain entities which share common officers or directors with the Company. The Company earned commission income and consulting income of approximately $1,634,000 from related entities for the year ended December 31, 2002.

NOTE E - COMMITMENTS

The Company's office lease agreement is for an eleven-year term expiring April 30, 2008 with a five-year renewal option. The lease provides for a 12 month period during which no payments of rent were required. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as deferred rent to be amortized over the lease term. Rent expense charged to operations for the year totalled $216,986 net of amounts allocated to affiliates.

The Company maintains a letter of credit in favor of the landlord in the amount of $1,279,093 as security for performance under the lease. The Company's sole shareholder has personally guaranteed the letter of credit and rent payments due under the lease.

Future minimum lease payments under the lease are approximately as follows:

Year Ending December 31,	
2003	$ 1,279,000
2004	1,279,000
2005	1,279,000
2006	1,279,000
2007	1,279,000
Thereafter	426,000
	$ 6,821,000

Under present expense-sharing arrangements (see Note D[1]) it is anticipated that a significant portion of these minimum lease payments will be allocated to certain affiliated companies.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of approximately $642,000 which was $577,000 in excess of its required net capital. The Company's net capital ratio was 1.51 to 1.

PARAMOUNT CAPITAL, INC.

Notes to Financial Statements
December 31, 2002

NOTE G - CONTINGENCIES, CONCENTRATION OF CREDIT RISK AND OTHER MATTERS

The Company keeps most of its cash with major banks. The account balances often exceed the FDIC insurance limit.

In connection with the Company's placement agent activities, funds raised are deposited into escrow accounts under the terms of the sales of securities agreements. To the extent that any best efforts offerings have achieved the minimum requirement, commission income and related liabilities are included in the financial statements. These escrow accounts and the related liabilities are not otherwise reflected in the accompanying financial statements.

The Company clears its introduced transactions through another broker-dealer which is highly capitalized and a member of major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

Supplementary Information

PARAMOUNT CAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Total stockholder's equity from statement of financial condition	$ 1,162,478
Deductions:	
Nonallowable assets:	
Commissions receivable	30,480
Furniture, equipment and leasehold improvements	246,704
Prepaid expenses and other assets	96,452
Receivables from related parties	126,110
	499,746
Net capital before haircuts on securities positions	662,732
Haircuts on money market funds	21,031
Net capital	$ 641,701
Aggregate indebtedness:	
Commissions payable, accrued expenses and other liabilities	$ 416,881
Deferred rent payable	554,378
Aggregate indebtedness	$ 971,259
Percentage of aggregate indebtedness to net capital	151%
Minimum capital required	64,751
Excess of net capital over minimum requirement	576,950

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Eisner

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Paramount Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paramount Capital, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Paramount Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
February 12, 2003